82-3248

International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

August 31, 2003

SUPPL



PROCESSED

OCT 29 2003

THOMSON
FINANCIAL

International Tower Hill Mines Ltd.

Consolidated Financial Statements

August 31, 2003   **Page**

International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd.

Consolidated Statement of Operations and Deficit
(Expressed in Canadian dollars)

For the three months ended August 31,		2003		2002
Income				
Interest	$	**1,528**	$	1,777
Expenses				
Management fees		7,500		7,500
Office and miscellaneous		566		1,226
Professional fees		4,005		3,694
Rent		1,800		1,800
Stock exchange and filing fees		3,528		2,404
Transfer agent fees		969		958
Travel and promotion		868		680
		19,236		18,262
Loss for the period		**(17,708)**		(16,485)
Deficit, beginning of period		**(2,175,489)**		(2,117,511)
Deficit, end of period	$	**(2,193,197)**	$	(2,133,996)
Loss per share (note 6)	$	**(0.001)**	$	(0.001)
Weighted average number of shares outstanding		**9,012,183**		9,012,183

International Tower Hill Mines Ltd.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

		Three months to August 31, 2003		Year ended May 31, 2003
Assets				
Current				
Cash and cash equivalents	$	190,833	$	202,712
Marketable securities (note 3)		37,520		37,520
Accounts receivable		1,457		2,648
Prepaid expenses		986		3,014
		230,796		**245,894**
Term deposit (note 4a)		**2,500**		**2,500**
Mineral properties (note 4)		1,098,282		1,098,282
	$	**1,331,578**	$	**1,346,676**
Liabilities				
Current				
Accounts payable and accrued liabilities	$	9,111	$	6,501
		9,111		**6,501**
Share Capital and Deficit				
Share capital (note 5)		3,515,664		3,515,664
Deficit		(2,193,197)		(2,175,489)
		1,322,467		1,340,175
	$	**1,331,578**	$	**1,346,676**

Commitments (note 4)

Approved by the Directors:

"Anton Drescher"   Director

"Norm Bonin"   Director

International Tower Hill Mines Ltd.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the three months ended August 31,		2003		2002
Cash provided by (used for)				
Operating activities				
Loss for the period	$	(17,708)	$	(16,485)
Changes in non-cash items:				
Accounts receivable		1,191		(746)
Accounts payable and accrued liabilities		2,610		(1,084)
Prepaid expenses		2,028		(100)
Due to directors		-		(500)
		(11,879)		(18,915)
(Decrease) in cash and cash equivalents		(11,879)		(18,915)
Cash and cash equivalents, beginning of period		202,712		296,849
Cash and cash equivalents, end of period	$	190,833	$	277,934

International Tower Hill Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

August 31, 2003

1. **Nature of Operations**

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At August 31, 2003, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. **Significant Accounting Policies**

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a) **Basis of consolidation**

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd ("813034"), an Alberta corporation.

b) **Marketable securities**

Marketable securities are valued at the lower of cost or market.

c) **Mineral properties**

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

d) **Income (loss) per share**

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the three months was 9,012,183 (2002 – 9,012,183).

The company use the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share options has an immaterial effect in the presented years.

International Tower Hill Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

August 31, 2003

2.   Significant Accounting Policies (continued)

e)   Cash equivalents

The company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased.

f)   Foreign currency translation

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Acquisition and exploration costs have been translated at the dates of occurrence.

g)   Financial instruments

The fair value of cash, guaranteed investment certificates, term deposits, accounts receivable, accounts payable and accrued liabilities and amounts due to directors approximate their carrying value due to the relatively short periods to maturity of these financial instruments.

h)   Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

i)   Income tax

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits arising from past losses and unused resource pools have not been recorded due to uncertainty regarding their utilization.

j)   Joint venture accounting

Where the company's exploration and development activities are conducted with others, the accounts reflect only the company's proportionate interest in such activities.

3.   Marketable Securities

	2003	2002
Marum Resources Inc. (market value $51,590)	$ 37,520	$ 37,520

At August 31, 2003 the Company held 469,000 shares of Marum Resources Inc. (2002 – 469,000 shares; market value $35,175), acquired as part of the investment in the Chinchaga joint venture, with an historical cost of $51,590.

International Tower Hill Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

August 31, 2003

4.   **Mineral Properties**

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

	Siwash Silver Leases	Chinchaga Project	Torngat Properties	Fort Vermillion	2003 Total	2002 Total
Acquisition costs						
Beginning balance	$ 202,000	$ -	$ 33,550	$ 20,000	$ 258,550	$ 201,950
Lease costs	-	-	-	-	-	38,300
Ending balance	202,000	-	33,550	20,000	258,550	240,250
Deferred exploration						
Beginning balance	738,937	10	80,785	20,000	839,732	791,787
Drilling	-	-	-	-	-	26,977
Miscellaneous	-	-	-	-	-	3,378
Surveying	-	-	-	-	-	15,098
Tax credits	-	-	-	-	-	(17,508)
Ending balance	738,937	10	80,785	20,000	839,732	819,732
Total deferred costs	$ 940,937	$ 10	$ 114,335	$ 40,000	$ 1,098,282	$ 1,059,982

a)   **Siwash Silver Leases**

i)   On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in the Similkameen Mining Division of British Columbia.

The agreement required total consideration of $160,000 to be paid as follows:

$ 6,000	upon closing (paid);
$ 4,000	on or before April 3, 1988 (paid);
$ 10,000	on or before October 3, 1988 (paid);
$ 10,000	on or before October 3, 1989 (paid); and
$ 10,000	each subsequent year thereafter until October 3, 2002

On March 18, 1991, an amendment was made to the agreement dated October 27, 1987 to change the payments to be made to the optionor. The amended payments are as follows:

$10,000 on or before October 3, 1990 (paid)
$12,500 each subsequent year thereafter until October 3, 2002.
(October 3, 2002 and prior payments were made)

On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. (Brenda) to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future. The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm. Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production. In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

International Tower Hill Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

August 31, 2003

4.   Mineral Properties (continued)

If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the company of its decision.

The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

ii)   On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

During May 2001 and continuing through December 2001, the Company commenced a drilling program on the leases. Total exploration expenses of $85,237 were incurred during this period, BC mining exploration tax credits of $17,508 have been received on these expenditures.

b) Chinchaga Project

On January 29, 1999, the company entered a joint venture agreement with Marum Resources Inc. to explore for diamonds in the Chinchaga area of northern Alberta, Canada. The company must contribute $300,000 by way of cash or cash equivalents, whereby a maximum contribution of $100,000 can be made through private placement for shares in Marum Resources Inc. The company will receive 50% interest in Marum's working interest in the three townships of the Chinchaga area.

The agreement required total consideration of $300,000 to be paid as follows
        $ 150,000   before June 30, 1999 for first 25% interest
        $ 150,000 (amended)   before September 30, 2000 for remaining 25% interest

During 1999, the Company exercised its option to purchase the 1,000,000 private placement units of Marum Resources Inc. for $100,000 and expended $50,000 for the development of the Chinchaga project. Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units. During fiscal 2000, the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

During fiscal 2001, the Company and Marum amended the agreement whereby the Company has now earned its 50% interest in the project through the advance of $270,000 as detailed above. At May 31, 2002 no further activity had transpired and no adjustments to the joint venture contribution have been recorded. During fiscal 2002, the deferred costs related to the property were written down to a nominal amount as no work is currently planned on the property.

c) Torngat Property

During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property. The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared. As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000. During fiscal 2001, the Company received $26,300 in reimbursement for expenses from the Quebec government.

d) Fort Vermillion Property

During fiscal 2002, the company applied for and received metallic and industrial mineral permits covering 40 sections of land, 9,216 hectares each, in the Province of Alberta.

International Tower Hill Mines Ltd.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

August 31, 2003

5.   Share Capital

Authorized:
20,000,000 common shares without par value

	2003		2002	
Issued	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning and end of period	9,012,183	$ 3,515,664	9,012,183	$ 3,515,664

6.   Earnings Per Share

Fully diluted earnings per share has not been disclosed in 2003, and 2002 as the results are anti-dilutive.

7.   Related Party Transactions

During the period the company paid $ 7,500 (2002 - $ 7,500) in management fees and $ 803 (2002 - $803) in professional fees to a company controlled by an individual who is a director of the company.

8.   Income Taxes

The Company has resource deduction tax pools of approximately $2,411,572 available to offset future taxable income.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)

August 31, 2003

9. **Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP")**

These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a) **Mineral property exploration and development**

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the Company's financial statements is summarized below:

	For the three months ended	
	August 31, 2003	August 31, 2002
Consolidated statement of operations and deficit		
(Loss) for the period under Canadian GAAP	$ (17,708)	$ (16,485)
United States GAAP	$ (17,708)	$ (16,485)
Gain (loss) per share – US GAAP	$ (0.001)	$ (0.001)
Consolidated balance sheet		
Assets		
Mineral Properties		
Canadian GAAP	$ 1,098,282	$ 1,059,982
Resource property expenditures (cumulative)	(839,732)	(819,732)
United States GAAP	$ 258,550	$ 240,250
Deficit		
Canadian GAAP	$ (2,193,197)	$(2,133,996)
Resource property expenditures (cumulative)	(839,732)	(819,732)
United States GAAP	$(3,032,929)	$(2,953,728)

August 31, 2003

9.   **Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP")**

These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a)   **Mineral property exploration and development**

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the Company's financial statements is summarized below:

	For the three months ended	
	August 31, 2003	August 31, 2002
Consolidated statement of operations and deficit (Loss) for the period under Canadian GAAP	$ (17,708)	$ (16,485)
United States GAAP	$ (17,708)	$ (16,485)
Gain (loss) per share – US GAAP	$ (0.001)	$ (0.001)
Consolidated balance sheet Assets Mineral Properties Canadian GAAP	$ 1,098,282	$ 1,059,982
Resource property expenditures (cumulative)	(839,732)	(819,732)
United States GAAP	$ 258,550	$ 240,250
Deficit Canadian GAAP	$ (2,193,197)	$(2,133,996)
Resource property expenditures (cumulative)	(839,732)	(819,732)
United States GAAP	$(3,032,929)	$(2,953,728)

9. **Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (continued)**

b) **Marketable Securities**

Under United States GAAP, the Company would classify the marketable securities as "Securities available for resale". The carrying value on the balance sheet at August 31, 2003 would be $37,520 (2002 -$42,210) and the unrealized gain (loss) would be posted to shareholder's equity $nil (2002 - $ 4,690).

c) **Stock based compensation**

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

d) **Loss per share**

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended May 31, 2003, 2002, and 2001 were 9,012,183, 9,012,183, 8,882,411, respectively.

d) **Income Taxes**

Under United States GAAP, the company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.

9. **Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") (continued)**

   e) **New accounting pronouncements**

   In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

   In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS No. 143 is required to be adopted effective January 1, 2003.

   In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", that supersedes SFAS No. 121 "Accounting for the Impairment of Disposal of Long-Lived Assets and for Long Lived Assets to Be Disposed Of." SFAS No. 144 is required to be adopted effective January 1, 2002.

   In June 2002, FASB issued SFAS No. 146 "Accounting for costs Associated with Exit or Disposal Activities" ("SFAS 146"), which supersedes EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)". SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

   In October, 2002, FASB issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" ("SFAS 147"). The provisions of SFAS 147 relate to acquisitions of financial institutions and are effective for acquisitions occurring on or after October 1, 2002 except for certain provisions which are effective on October 1, 2002.

   The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.



QUARTERLY AND YEAR END REPORT
BC FORM 51 -901 F
(previously Form 61)

British Columbia Securities Commission

BCSC

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:
For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.
The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:
* a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
* a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
* income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:
Annual audited financial statements prepared on a comparative basis.
Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.
Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."
Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.
1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous' or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.
Breakdowns are required for the year-to-date period only Breakdowns are not required for comparative periods.
Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and
   (b) number and recorded value for shares issued and outstanding
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. General Instructions
- (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
- (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
- (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
- (d) The discussion must be factual, balanced and non-promotional.
- (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.

2. Description of Business
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. Discussion of Operations and Financial Condition
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
- (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
- (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
- (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
- (d) material write-off or write-down of assets;
- (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
- (f) material contracts or commitments;
- (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
- (h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;
- (i) legal proceedings;
- (j) contingent liabilities;
- (k) default under debt or other contractual obligations;
- (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
- (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
- (n) management changes; or
- (o) special resolutions passed by shareholders.

4. Subsequent Events
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. Financings, Principal Purposes and Milestones
- (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
- (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. Liquidity and Solvency
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements
BC Form 51-901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51-901 F. A cover page to the schedules titled BC Form 51-901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Tower Hill Mines Ltd.	August 31, 2003	03/10/03

ISSUER'S ADDRESS

837 West Hastings Street, Suite 507

CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6C 3N6	(604) 685-5777	(604) 685-1017

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anton (Tony) J. Drescher	Director	(604) 685-1017

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mail@harbourpacific.com	www.towerhillmines.com

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (Y Y M M D D)
"Anton (Tony) J. Drescher"	Anton (Tony) J. Drescher	0 3 1 0 0 3
"Norman J. Bonin"	Norman J. Bonin	0 3 1 0 0 3

INTERNATIONAL TOWER HILL MINES LTD.
FORM 51-901F
for the three months ended August 31, 2003

1. Analysis of expenses and deferred costs: please see Schedule A

2. Aggregate amount of non-arm's length transactions

    - Management fees $ 7,500

3. a) Securities issued during the period under review

    - none

    b) Options granted during the quarter under review

    - none

3. a) Share capital at end of quarter

    - Authorized: 20,000,000 common shares with no par value
    - Issued: 9,012,183 common shares

    b) Options and warrants outstanding at end of quarter

    Options

    - none

    Warrants

    - none

4. List of directors and officers as at August 31, 2003

    Officers: Anton J. Drescher – President; Donna Moroney – Secretary

    Directors: Anton J. Drescher; Norman J. Bonin; Roland Perkins

Schedule C: Management Discussion

1. NATURE OF OPERATIONS

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At August 31, 2003, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

2. EQUITY FINANCING

During the fiscal three months ended August 31, 2003 the Company did not complete any equity financings nor were any share purchase warrants or stock options exercised. No stock options were granted nor exercised during the period.

3. EXPLORATION / PROPERTY UPDATE

a)   Exploration Permits granted – Torngat exploration area – Northern Quebec

During November 1999, the Company acquired a 100% interest in two Quebec Mineral Exploration Permits in the Torngat diamond exploration area of Northern Quebec for a total consideration of $11,100. Additional lease maintenance costs of $5,800 were paid during the fiscal year ended May 31, 2002 and May 31, 2003 for a total to date of $33,550.

Permit 1467 covers 58 square kms. Permit 1487 covers 50.5 square kms. Both permits adjoin the kimberlite dyke-bearing property held by Twin Gold Corporation (TWGT).

The Company completed its 2000 Torngat diamond exploration program in northern Quebec. Two helicopter-supported mapping and sampling programs were carried out in August and September. The objective of the 2000 Torngat exploration program was to catalogue kimberlite dykes that were visible from the air and to take samples for geochemical analysis. One large 5-metre wide dyke was discovered. Its linear extent remains unknown. Geochemical analysis indicates that the kimberlite originated in the diamond stability field and is a potential diamond host. One sample was submitted for caustic dissolution and no diamonds were recovered. No exploration costs were incurred during the three months ended August 31, 2003 and August 31, 2002. The Company intends to carry out a follow-up sampling and mapping program. Its objectives will be to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

b)   Chinchaga Diamond and Metals Project – Northern Alberta

During the year, the Company did not incur any exploration costs with regards to the Chinchaga Diamond and Metals Project, Northern Alberta. The Company is evaluating the results of past exploration and is implementing a land management program to coincide with the end of the first assessment work cycle. During fiscal 2002, the deferred costs related to the property were written down to a nominal amount as no work is currently planned for this property.

c)   Fort Vermillion Property – North Central Alberta

During fiscal 2002, the Company applied for and received metallic and industrial mineral permits covering 40 Townships of Land representing approximately 368,000 hectares in the Province of Alberta. During fiscal May 31, 2003 the Company advanced $20,000 for satellite imaging in preparation for a Summer 2003 mapping, sampling, and exploration program.

d) *Siwash Creek Project – Similkameen Mining Division of British Columbia*

The Company commenced its Spring 2001 diamond drill program on its 100% owned Siwash Property in south-central British Columbia. The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Fairfield Minerals Ltd. (gold production) mineral projects.

The 2001 drill program composed of five drill holes varying from 150 meters to 250 meters, AZ 0^0 dip varying from -55^0 to 65^0 and are concentrated in the area north and east of holes 96-3, 97-1 and 97-5. All holes were drilled in the mineralized granodiorite. This 5-hole program further extended the area of copper/silver/gold mineralization in the north-east corner of the property. All 5 holes intersected copper mineralization with the best assays concentrated in the areas of highly fractured host rock. All the significant intersections of sulphide mineralization were assayed for gold and the ratio of gold to copper was found to be 1: 30700, with the best intersection containing 3.56 grams of gold per tonne over an intersected width of 0.9 metres in DDH 01-5. The most significant results are as follows:

DDH	N	E	AZ	DIP	L	FROM	TO	DIST	CU%
01-1	5000	5400	0	-57	150	64.0	125.5	61.5 M	0.297
01-2	4900	5600	0	-57	194	29.9	36.5	6.6 M	0.186
01-3	4850	5800	0	-57	200	54.6	56.9	2.3 M	2.073
01-4	5000	5800	0	-57	161	37.5	38.6	1.1 M	0.209
01-5	4780	6000	0	-57	186	91.3	94.0	2.7 M	1.295
						118.5	119.4	0.9 M	7.870
						Gold	0.9 M 3.56 Gr/T		
01-6	4780	6000	180	-57	163	71.3	75.5	4.2 M	0.810

Further exploration programs will depend upon evaluation of all information to date. Known mineralization has been located within an area 800 M east-west and 200 M north-south for a total of approximately 160,000 squares metres and still open.

During May 2001 and continuing through December 2001, the Company incurred total exploration expenses of $85,237. British Columbia mining exploration tax credits of $15,059 have been received on these expenditures during the fiscal year ended May 31, 2003. In addition, during the period a payment of $12,500 was made to an optioner to maintain an option on a portion of the Company's Siwash Creek claim. This property payment represents the final payment required under the terms of the agreement with the vendor with respect to these mineral claims.

4. CORPORATE BUSINESS

a) General and Administrative costs for the three months ended August 31, 2003 were $19,236 (2002: $18,262) representing a increase of $974. The majority of the increase in general and administrative expenses was due to an increase in stock exchange and filing fees of $1,124 to $3,528 for the fiscal three months ended August 31, 2003 (2002: $2,404). Included in the General and Administrative costs are $7,500 (2002: $7,500) in management fees and $803 (2002: $803) in professional fees paid to a company controlled by an individual who is a director of the Company. Interest income for the three months ended August 31, 2003 was $1,528 compared to $ 1,777 for the three months ended August 31, 2002. The decrease in interest income is a result of lower interest being earned on the Company's cash and cash equivalents.

b) The Company did not incur any specific expenditures relating to investor relations activities for the three months ended August 31, 2003 and up to the date of this report. Investor relations activities were conducted in-house by management.